

December 28, 2020

Gail E. Lehman
Executive Vice President, General Counsel & Secretary
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901-3238

>   **Re: Hexcel Corporation**
>   **Form 10-K**
>   **Filed February 18, 2020**
>   **File No. 001-08472**

Dear Ms. Lehman:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K filed February 18, 2020

General

1. We note that your forum selection provision in Section 54 of your bylaws identifies the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery lacks subject matter jurisdiction over any such action or proceeding, another state or federal court located within the State of Delaware) as the exclusive forum for certain litigation, including any "derivative action." In future filings, please describe this provision, including the relevant forum for litigation and any subject matter jurisdiction carve out, and whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision and include risk factor disclosure of the risks to investors, such as the increased costs to bring a claim and that the provision may discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Further, if the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and

regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at 202-551-3743 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences